# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: 80401C100
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 210 DELBURG STREET, DAVIDSON, North Carolina (NC), 28036
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0000950142-22-003350
Filed by CIK 0001905374
Persons authorized to receive notices and communications: William Barratt, Liberty 77 Capital L.P., 2099 Pennsylvania Ave NW, Washington, District Of Columbia (DC), 20006, (202) 984-7070

## Reporting persons
- Liberty 77 Capital L.P. (CIK 0001905374): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 32,500,000; shared voting power 0; sole dispositive power 32,500,000; shared dispositive power 0; aggregate amount beneficially owned 32,500,000 (20.3% of the class)
- Liberty Strategic Capital (SATL) Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 30,000,000; shared voting power 0; sole dispositive power 30,000,000; shared dispositive power 0; aggregate amount beneficially owned 30,000,000 (19% of the class)
- Liberty 77 Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 32,500,000; shared voting power 0; sole dispositive power 32,500,000; shared dispositive power 0; aggregate amount beneficially owned 32,500,000 (20.3% of the class)
- Liberty Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 32,500,000; shared voting power 0; sole dispositive power 32,500,000; shared dispositive power 0; aggregate amount beneficially owned 32,500,000 (20.3% of the class)
- STM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 32,500,000; shared voting power 0; sole dispositive power 32,500,000; shared dispositive power 0; aggregate amount beneficially owned 32,500,000 (20.3% of the class)
- Steven T. Mnuchin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 32,500,000; shared voting power 0; sole dispositive power 32,500,000; shared dispositive power 0; aggregate amount beneficially owned 32,500,000 (20.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 DELBURG STREET, DAVIDSON, North Carolina (NC), 28036
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") relates to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 22, 2022 (the "Initial 13D" and, as amended and supplemented, collectively, the "Schedule 13D") by the Reporting Persons, relating to the Class A ordinary shares, nominal value $0.0001 per share and (after the Domestication described below) the Class A common stock, par value $0.0001 per share (together, the "Class A Shares"), of Satellogic Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 210 Delburg Street, Davidson, North Carolina 28036. Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings set forth in the Initial 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby restated as follows:

This Schedule 13D is being filed by each of:

(i) Liberty 77 Capital L.P. (the "Liberty Manager"), a Delaware limited partnership and investment manager of the Liberty Funds (defined in Item 5(d) below);

(ii) Liberty Strategic Capital (SATL) Holdings, LLC (the "Liberty Purchaser"), a Cayman Islands limited liability company;

(iii) Liberty 77 Capital Partners L.P. (the "Liberty Manager GP") a Delaware limited partnership and the general partner of the Liberty Manager;

(iv) Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(v) STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the Liberty Purchaser;

(vi) Steven T. Mnuchin ("Secretary Mnuchin"), an individual and citizen of the United States and president of STM Partners LLC,

each person or entity listed in clauses (i) - (vi), a "Reporting Person" and, collectively, the "Reporting Persons."
Residence or business address:
The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which was previously filed as Exhibit 1 hereto.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby restated as follows:

On July 5, 2021, the Issuer, CF Acquisition Corp. V ("CF V") (which became a wholly-owned subsidiary of the Issuer on January 25, 2022), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands ("Target"), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Issuer ("Target Merger Sub"), and certain other parties thereto, entered into an Agreement and Plan of Merger (as amended and restated, supplemented or otherwise modified from time to time, the "Merger Agreement" and, the transactions contemplated by the Merger Agreement, the "Business Combination") pursuant to which, among other things, the Target Merger Sub would merge with and into Target, the separate existence of Target Merger Sub would cease and Target would be the surviving corporation and a direct wholly owned subsidiary of the Issuer.

On January 25, 2022 (the "Business Combination Closing"), the Issuer consummated the transactions contemplated by the Merger Agreement, following which all stockholders of CF V and shareholders of Target, other than the Issuer's chief executive officer, Emiliano Kargieman ("Mr. Kargieman"), received Class A Shares.

Liberty Subscription Agreement

On January 18, 2022, the Issuer and CF V entered into a Subscription Agreement (the "Liberty Subscription Agreement") with the Liberty Purchaser, pursuant to which the Liberty Purchaser agreed to purchase, and the Issuer agreed to issue and sell to the Liberty Purchaser, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement, certain securities of the Issuer, including (i) 20,000,000 Class A Shares (the "Liberty Shares") at $7.50 per Class A Share, (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Share at an exercise price of $10.00 per share (the "$10.00 Liberty Warrants"), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Share at an exercise price of $15.00 per share (the "$15.00 Liberty Warrants" and together with the $10.00 Liberty Warrants, the "Liberty Share Warrants"), in a private placement for an aggregate purchase price of $150.0 million (the "Liberty Investment"). The Liberty Share Warrants are exercisable as and from the Liberty Closing Date (as defined below), will expire on the fifth anniversary of the Liberty Closing Date (February 10, 2027), and are subject to the terms and conditions set out in the Warrant Agreement attached as Exhibit 4 hereto.

The Liberty Investment, which was subject to customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to such investment, closed on February 10, 2022 (the "Liberty Closing Date").

In connection with the Liberty Investment:

- the Issuer has agreed to provide the Liberty Purchaser with the same registration rights with respect to the Liberty Securities (as defined below) as the Issuer provided to the PIPE Investors (as defined in the Liberty Subscription Agreement) in the PIPE Subscription Agreements (as defined in the Liberty Subscription Agreement), including "demand" registration rights that require the Issuer to register under the Securities Act of 1933, as amended (the "Securities Act") the Class A Shares and Liberty Share Warrants held or acquired by the Liberty Purchaser. The "Liberty Securities" means the Liberty Shares, the Liberty Share Warrants, and the Class A Shares issuable upon exercise of the Liberty Share Warrants and the Liberty Advisory Fee Warrants;

- the Issuer has agreed to indemnify the Liberty Purchaser (to the extent it is a seller under a registration statement), its officers, employees, affiliates, directors, partners, members, managers, investment advisors, attorneys and agents, together with any person deemed to be an underwriter (within the meaning of the Securities Act) with respect to any of the Liberty Purchaser's registrable securities, and each person, if any, who controls the Liberty Purchaser or any such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such holder sells securities, unless such liability arose from the holder's misstatement or omission; and the Liberty Purchaser has agreed to indemnify the Issuer (and certain other persons) against all losses caused by the Liberty Purchaser's misstatements or omissions based on information regarding the Liberty Purchaser furnished by it to the Issuer; and

- the Liberty Purchaser agreed to subject the Liberty Securities (or any shares issuable in respect thereof), which for the avoidance of doubt, does not include the Liberty Advisory Fee Warrants (as defined below) to transfer restrictions until January 25, 2023.

Liberty Letter Agreement

Contemporaneously with the execution of the Liberty Subscription Agreement, the Issuer, CFAC Holdings V, LLC, and the Liberty Purchaser, entered into a letter agreement, which was amended and restated on the Liberty Closing Date (as amended and restated, the "Liberty Letter Agreement"), which was agreed to with respect to certain provisions by Mr. Kargieman and CFAC Holdings V, LLC, a Delaware limited liability company (the "Sponsor"). The parties to the Liberty Letter Agreement have agreed that for so long as a Cessation Event (as defined in the Liberty Letter Agreement, i.e., if the Liberty Purchaser (or affiliates managed by the Liberty Manager or its affiliates) cease to hold, in the aggregate, at least 6,666,666 Class A Shares) has not occurred, among other things:

- The Liberty Purchaser has the right to nominate two directors (including any successors) for election to the Issuer's Board of Directors (the "Board") by the Issuer's shareholders (the "Liberty Directors"), which director nominees must be reasonably acceptable to the Issuer. In this regard, the parties have further agreed that:

(i) The Sponsor and Mr. Kargieman will vote their Class A Shares and Class B ordinary shares of the Issuer, with a nominal value $0.0001 per share and (after the Domestication described below) the Class B common stock, par value $0.0001 per share (such Class B ordinary shares and Class B common stock together, the "Class B Shares") (and those held by any persons over which they have voting control), in favor of the election of the Liberty Director nominees;

(ii) The Reporting Person, Secretary Mnuchin, will be nominated for election as non-executive Chairman to the Board, to serve as one of the Liberty Directors. For so long as Secretary Mnuchin is a Liberty Director, he shall be the non-executive Chairman of the Board, and the Sponsor and Mr. Kargieman shall not be required to vote for any person designated by the Liberty Purchaser to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld;

(iii) Mr. Kargieman will cause any transferee of any Class B Shares held by him to agree, as a condition to such transfer, to all of his obligations under the Liberty Letter Agreement (other than in the case of a transfer to a transferee that would result in automatic conversion of such Class B Shares into Class A Shares in accordance with the Issuer's governing documents);

(iv) The Liberty Purchaser's right to nominate the Liberty Directors will cease immediately following the occurrence of a Cessation Event, and the terms of any then-serving Liberty Directors will expire at the next election of directors (but in no event more than one year after the Cessation Event); and

(v) The Issuer will (a) take all necessary action to cause the Liberty Directors to be elected to the Board; (b) maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Liberty Purchaser; (c) provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law in its governing documents; (d) not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of the Liberty Purchaser; and (e) not take any action, including making or recommending any amendment to its governing documents that could reasonably be expected to adversely affect the Liberty Purchaser's rights under the Liberty Letter Agreement;

- The Liberty Purchaser has the right to nominate one Liberty Director to serve on each committee of the Board, subject to certain conditions;

- in addition to the Liberty Directors, the Board would initially include Ted Wang, Brad Halverson, and another person designated by Mr. Kargieman who is reasonably acceptable to the Liberty Purchaser and in compliance with NASDAQ listing requirements;

- for so long as Mr. Kargieman and his affiliates beneficially own at least one-third of the number of shares of the Issuer owned by him on the date of the Business Combination Closing (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Board by the Issuer's shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to the Liberty Purchaser and the Sponsor, who will initially be Marcos Galperin, and the Sponsor and the Liberty Purchaser will vote any shares held by them in favor of the election of such persons; and

- for so long as the Sponsor and its affiliates beneficially own at least one-third of the number of shares of the Issuer owned by them on the date of the Business Combination Closing (subject to customary adjustments for corporate events), Howard Lutnick would be nominated for election by the Board to the Issuer's shareholders and Mr. Kargieman and the Liberty Purchaser will vote any shares held by them in favor of the election of Mr. Lutnick.

In addition, so long as Class B Shares are outstanding, the Issuer will be required to obtain the written consent of the Liberty Purchaser if it were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of its then-outstanding common shares on a fully diluted basis (assuming exercise of all options and warrants of the Issuer); provided that no such consent shall be required if such issuance of shares is made in connection with:

- any acquisition by the Issuer of any equity interests, assets, properties, or business of any person;

- any merger, consolidation, or other business combination involving the Issuer;

- any transaction or series of related transactions involving a Change of Control (as defined in the Liberty Letter Agreement); and

- any equity split, payment of distributions, or any similar recapitalization.

An advisory fee is payable to the Liberty Manager in exchange for advisory services to be provided to the Issuer by the Liberty Manager (whereby the Liberty Purchaser will cause the Liberty Manager to be reasonably available to advise the Issuer from time to time until the occurrence of a Cessation Event). The advisory fee payable for such services includes:

- 2,500,000 warrants, each providing the right to purchase one (1) Class A Share of the Issuer at an exercise price of $10 per Class A Share (the "Liberty Advisory Fee Warrants"), which were issued on the Liberty Closing Date; and

- for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the eighteen (18) month anniversary of the Liberty Closing Date and on the last day (or, if not a business day, the immediately following business day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, an "Advisory Fee Cash Payment"), representing aggregate Advisory Fee Cash Payments of up to $7,500,000. From and after a Cessation Event, no Advisory Fee Cash Payments shall be payable by the Issuer.

The Liberty Advisory Fee Warrants are exercisable as and from the one-year anniversary of, and will expire on the fifth anniversary of, the Liberty Closing Date (February 10, 2027). The Liberty Advisory Fee Warrants are subject to substantially the same terms as the Liberty Share Warrants (as set out in the Warrant Agreement attached as Exhibit 4 hereto) and, the registration rights as they apply to the Liberty Securities pursuant to the Liberty Subscription Agreement also apply to the shares underlying the Liberty Advisory Fee Warrants. For so long as the Liberty Purchaser or its permitted transferees hold Liberty Share Warrants or Liberty Advisory Fee Warrants, such warrants will not be redeemable by the Issuer.

The Issuer has reimbursed the Liberty Purchaser for all reasonable and documented out-of-pocket expenses incurred by it in connection with the transaction contemplated by the Liberty Letter Agreement and the Liberty Subscription Agreement, in the amount of $250,000.

In connection with the Liberty Letter Agreement, the Issuer amended its governing documents to, among other things, modify the voting rights of the holders of Class B Shares from ten votes per share to a number of votes per share such that, as of the Liberty Closing Date, the aggregate number of votes attributable to the Class B Shares is equal to the aggregate number of votes attributable to Class A Shares held by the Liberty Purchaser (subject to certain adjustments).

In connection with the Liberty Letter Agreement, the Issuer, Mr. Kargieman, the Liberty Purchaser and the Sponsor have also agreed to take action to further modify the rights of the holders of Class B Shares such that the number of votes attributable to each Class B Share after giving effect to any forfeitures of Class B Shares pursuant to Section 2.10 of the Merger Agreement shall equal (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of such forfeited Class B Shares (in no event shall such forfeited shares be more than 651,596 Class B Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Issuer's Memorandum and Articles of Association (prior to the Domestication described below) or to Section 4.02 of the Issuer's Certificate of Incorporation (following the Domestication). In the event that any Earnout Shares (as defined in the Merger Agreement) are issued to Mr. Kargieman pursuant to Section 2.11 of the Merger Agreement, the Issuer, Mr. Kargieman, the Liberty Purchaser and the Sponsor have agreed to take action to further modify the rights of the holders of Class B Shares such that the number of votes attributable to each class B Share shall be adjusted such that the number of votes attributable to each Class B Share is reduced in a manner that results in a vote per share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

The foregoing descriptions of the Liberty Subscription Agreement, the Liberty Letter Agreement and the Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which were filed as Exhibits 2, 3, and 4 hereto, respectively, and incorporated by reference into this Item 4.

General

The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer's performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional acquisitions of Class A Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, including transactions directly with the Issuer, depending upon their evaluation of the Issuer's business, prospects, financial condition and results of operations, the market for the Class A Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Shares, Liberty Share Warrants and/or Liberty Advisory Fee Warrants, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Class A Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Consistent with the Reporting Persons' investment purposes and, in addition to their governance rights described above, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions or proposals concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

As of the date hereof, the Liberty Directors are Secretary Mnuchin and General Joseph F. Dunford, Jr.

The Domestication

On March 26, 2025, Satellogic Inc. changed its jurisdiction of incorporation, domesticating as a corporation incorporated under the laws of the State of Delaware and discontinuing as a business company with limited liability incorporated under the laws of the British Virgin Islands (the "Domestication"). As part of the Domestication, all the Class A and Class B ordinary shares of the Issuer outstanding prior to the Domestication were converted into Class A and Class B common stock of the Issuer, respectively. All references in this Amendment to the Issuer and its securities refer to the British Virgin Islands entity and its securities prior to the Domestication, and to the Delaware corporation and its securities after the Domestication.

May 2026 Lock-Up Agreement

In connection with the sale of Class A Shares on May 26, 2026 described in Item 5(c) below, the Reporting Persons agreed not to sell any additional Class A Shares for a period of 60 calendar days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

References to percentage ownership of the Class A Shares in this Amendment are based on 137,661,456 Class A Shares issued and outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q filed on May 12, 2026.

As of the date of this Amendment, each of the Reporting Persons are deemed to beneficially own 30,000,000 Class A Shares, comprising (i) 10,000,000 Class A Shares and (ii) 20,000,000 Class A Shares issuable upon exercise of the Liberty Share Warrants (which are exercisable as of and from the Liberty Closing Date). In addition, each of the Reporting Persons other than the Liberty Purchaser may be deemed to also beneficially own the 2,500,000 Class A Shares issuable upon exercise of the Liberty Advisory Fee Warrants which are held directly by the Liberty Manager.

By virtue of the voting arrangement made pursuant to the Liberty Letter Agreement, the parties to such arrangement, including the Liberty Purchaser (and indirectly, the other Reporting Persons), the Sponsor (and indirectly, its affiliates) and Mr. Kargieman, may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Such persons, collectively, may be deemed to beneficially own an aggregate of up to 51,423,333 Class A Shares (representing approximately 29.8% of the Class A Shares), based on information in such other persons' Schedule 13D filings and the Issuer's filings with the SEC. The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties. Only the Class A Shares that are deemed to be beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons, the Sponsor and Mr. Kargieman, see Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: On May 26, 2026, Liberty Strategic Capital (SATL) Holdings, LLC sold 10,000,000 Class A Shares at a price of $9.77 per share in a transaction in compliance with Rule 144 exemptions to the Securities Act's registration requirements.
Other persons with the right to receive dividends or sale proceeds: Liberty 77 Fund USTE L.P., Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. (the "Liberty Funds") are the members of the Liberty Purchaser and, as such, have the right to receive dividends from, or the proceeds from the sale of, the securities that are reported in this Schedule 13D. Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Items 4 and 5 above, and the agreements previously filed as Exhibits to this Schedule 13D, are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 5 - Power of Attorney

## Signatures
- Liberty 77 Capital L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/28/2026)
- Liberty Strategic Capital (SATL) Holdings, LLC: /s/ Jesse M. Burwell, Jesse M. Burwell, Treasurer (05/28/2026)
- Liberty 77 Capital Partners L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/28/2026)
- Liberty Capital L.L.C.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (05/28/2026)
- STM Partners LLC: /s/ Steven T. Mnuchin, Steven T. Mnuchin, President (05/28/2026)
- Steven T. Mnuchin: /s/ Steven T. Mnuchin, Steven T. Mnuchin (05/28/2026)